UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Issuance of Share Awards

MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”) today announced that it has issued an aggregate of 709,740 new ordinary shares to four persons under its MKDWELL Tech Inc. 2026 Equity Incentive Plan. Such shares and the plan were registered by the Company pursuant to its registration statement on Form S-8 (File No. 333-294774) filed with the Securities and Exchange Commission on March 31, 2026. Following such issuance, the Company had a total of 4,258,442 ordinary shares and 274,366 class A preferred shares issued and outstanding, each class A preferred share conferring the right to 100 votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	April 22, 2026